EXHIBIT 99.1

Base Prospectus and Final Terms for September 2024 $500 million unsecured Norwegian bond

On March 13 2025, the Financial Supervisory Authority of Norway (Finanstilsynet) approved a prospectus prepared by Golar LNG Limited (“Golar”) in connection with an application for listing on the Oslo Stock Exchange of the bond issued by Golar with ISIN NO0013331223.

The listing prospectus and final terms are attached and are also available on Golar’s website.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda

March 13, 2025

Enquiries:

Golar Management Limited: + 44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachments

  Golar LNG Limited 2024 Bond Base Prospectus (https://ml-eu.globenewswire.com/Resource/Download/a8a8214a-de3d-4308-ae8b-026403839f4e)
  Golar LNG Limited 2024 Bond Final Terms (https://ml-eu.globenewswire.com/Resource/Download/5857edc0-b964-4f40-836e-8e67cf98bb37)